UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 14f-1

Information Statement Pursuant to Section 14(f) of the Securities

Exchange Act of 1934 and Rule 14f-1 promulgated thereunder

February 24, 2012

Commission File Number: 000-54381

                    DISCOUNT DENTAL MATERIALS INC.

(Name of Small Business Issuer in its charter)

Nevada	26-1974399
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer I.D. No.)

92 Corporate Park, C-141 Irvine, CA 92606
(Address of principal executive offices and Zip Code)

(949) 415-7478
(Registrant's telephone number, including area code)

Information Statement Pursuant to Section 14(F) of the Securities

Exchange Act of 1934 and Rule 14f-1 promulgated thereunder

DISCOUNT DENTAL MATERIALS, INC.

INFORMATION STATEMENT PURSUANT TO SECTION 14(f) OF THE SECURITIES EXCHANGE ACT OF 1934 AND RULE 14f-1 THEREUNDER

DISCOUNT DENTAL MATERIALS, INC. IS NOT SOLICITING PROXIES IN CONNECTION WITH THE MATTERS DESCRIBED IN THIS INFORMATION STATEMENT.  NO VOTE OR OTHER ACTION BY STOCKHOLDERS OF DISCOUNT DENTAL MATERIALS, INC. IS REQUIRED TO BE TAKEN IN CONNECTION WITH THIS INFORMATION STATEMENT.

GENERAL

This Information Statement is being mailed on or about February 24, 2012, to the holders of shares of common stock, par value $0.001 (the “Common Stock”) of Discount Dental Materials, Inc., a Nevada corporation (“we”, “us”, “DDMI” or the “Company”), as of February 24, 2012.  You are receiving this Information Statement in connection with the appointment and resignation of certain persons that will change a majority of the Company’s Board of Directors (the “Board”) pursuant to a change of control transaction.  The resignation of an existing director will be effective ten (10) days following the mailing of this Information Statement to the Company’s shareholders, causing a change in the majority of our Board of Directors.

On January 17, 2012, the holders of a majority of our common stock entered into a Stock Purchase Agreement with Cerebain Biotech Corp., a Nevada corporation (“Cerebain”), under which Cerebain agreed to purchase an aggregate of 3,800,000 shares of our common stock from those shareholders in exchange for $296,000.  These shares represent approximately 90% of our outstanding common stock (after taking into account the cancellation of 6,000,000 shares of our common stock by R. Douglas Barton under the Spinoff Agreement as discussed herein).  The transaction closed February 9, 2012.  Concurrently with the close of the transaction, we closed a transaction with the shareholders of Cerebain whereby we issued 4,556,800 shares of our common stock in exchange for 22,784,000 shares of Cerebain’s common stock, which represented 100% of Cerebain’s outstanding common stock.  In addition, concurrent with these two transactions, we closed a transaction with our primary shareholder, Mr. R. Douglas Barton, whereby we sold all of our assets in exchange for Mr. Barton assuming all of our then-existing liabilities, as well as the return of 6,000,000 shares of our common stock. As a result of these transactions we underwent a change of control resulted in a change of the Company’s management and Board of Directors.

Regarding the changes to our Board of Directors, the following occurred, effective February 9, 2012 (the “Closing Date”):

•

James Barton resigned as a member of DDMI’s Board of Directors, effective on the Closing Date;

•

Gerald A. DeCiccio was appointed as the sole officer and a member of the Board of Directors of DDMI, effective on the Closing Date;

•

R. Douglas Barton resigned as a member of DDMI’s Board of Directors, effective 10 days after a Schedule 14f-1 Information Statement is mailed to our shareholders, effectuating a change in a majority of DDMI’s Board of Directors.

You are urged to read this Information Statement carefully.

You are not, however, required to take any action.

VOTING SECURITIES AND PRINCIPAL HOLDERS THEREOF

Voting Securities of the Company

As of the close of business on February 24, 2012, there were 4,956,800 shares of DDMI common stock issued and outstanding.  The outstanding common stock of DDMI is held of record by approximately 50 shareholders.  Each share of DDMI common stock entitles the holder thereof to one vote on each matter which may come before a meeting of the shareholders.

Security Ownership of Certain Beneficial Owners and Management

The following table sets forth, as of the close of business on February 24, 2012, the total number of shares owned beneficially by our directors, officers and key employees, and any person (including any group) who is known to the Company to be the beneficial owner of more than five percent (5%) of any class of the Company's voting securities. The stockholders listed below have direct ownership of their shares and possess sole voting and dispositive power with respect to their shares.

Common Stock
Name and Address (2)	Amount of Beneficial Ownership	Percent of Class (1)

Gerald A. DeCiccio (3)	100,000	2.0%

R. Douglas Barton (3)(4)	0	0%

Dr. Surinder Singh Saini, MD	1,320,000	26.5%

Teg S. Sandhu	1,218,000	24.5%

Harbans K. Sandhu	300,000	6.0%

Brad Vroom	400,000	9.9%

All Officers and Directors as a Group (2 Persons)	100,000	2.0%

(1)

Based on 4,956,800 shares of common stock issued and outstanding as of February 9, 2012.  Shares of common stock subject to options or warrants currently exercisable, or exercisable within 60 days, are deemed outstanding for purposes of computing the percentage of the person holding such options or warrants, but are not deemed outstanding for purposes of computing the percentage of any other person.

(2)

Unless otherwise noted, the address of each beneficial owner is c/o Cerebain Biotech Corp., 92 Corporate Park, C-141, Irvine, CA  92606.

(3)

Indicates an officer and/or director of the Company.

(4)

Mr. Barton submitted his resignation, effective 10 days after this Information Statement is mailed to our shareholders.

Changes in Control

On January 17, 2012, the holders of a majority of our common stock entered into a Stock Purchase Agreement with Cerebain Biotech Corp., a Nevada corporation, under which Cerebain agreed to purchase an aggregate of 3,800,000 shares of our common stock from those shareholders in exchange for $296,000.  These shares represent approximately 90% of our outstanding common stock (after taking into account the cancellation of 6,000,000 shares of our common stock by R. Douglas Barton under the Spinoff Agreement as discussed herein).  The transaction closed February 9, 2012.  Concurrently with the close of the transaction, we closed a transaction with the shareholders of Cerebain whereby we issued 4,556,800 shares of our common stock in exchange for 22,784,000 shares of Cerebain’s common stock, which represented 100% of Cerebain’s outstanding common stock.  In addition, concurrent with these two transactions, we closed a transaction with our primary shareholder, Mr. R. Douglas Barton, whereby we sold all of our assets in exchange for Mr. Barton assuming all of our then-existing liabilities, as well as the return of 6,000,000 shares of our common stock. As a result of these transactions we underwent a change of control.

DIRECTORS AND EXECUTIVE OFFICERS

The following sets forth information about our directors and executive officers as of the date of this report:

Name	Age	Position
Gerald DeCiccio (1)	54	President, Chief Executive Officer and Director
R. Douglas Barton (2)	64	Director

(1) Mr. DeCiccio became an officer and director on February 9, 2012.

(2)  Mr. Barton has submitted his resignation, effective on the tenth day following the mailing of a Schedule 14f-1 to our stockholders, which will be mailed out on or about February 24, 2012.

Gerald DeCiccio serves as our sole officer and director.  Mr. DeCiccio has been sole officer and director of our wholly-owned subsidiary, Cerebain, since its inception.  Since June 2007, Mr. DeCiccio has also been the Vice President and Corporate Controller of Ritz Interactive, Inc. Prior to that he was the Chief Financial Officer and a board member of Worldwide Energy and Manufacturing USA, Inc., Chief Financial Officer and a board member of GTC Telecom Corp. and its subsidiary, Perfexa Solutions, Inc. (Mr. DeCiccio assisted with taking GTC public in 1999) and Chief Financial Officer for National Telephone & Communications, Inc. In these roles, he managed the finance, accounting, SEC reporting, treasury, human resources, investor relations, and legal departments. Mr. DeCiccio also held senior financial roles at Newport Corporation and Parker Hannifin Corporation and was a Supervising Senior Accountant for Ernst and Young. He has also been a member of the Board of Directors and Audit Committee for Worldwide Energy and Manufacturing USA, Inc., Interplay Entertainment, Inc. and GT Data Corp. Mr. DeCiccio was also a director of Longwei Petroleum Investment Holding Ltd., a public company listed on the AMEX (LPH) from March 22, 2010 to December 15, 2011.

R. Douglas Barton founded Dental Discount Materials, Inc. in December 2007 and served as our President since inception. He is and has been an officer of Valley Dental Supply, Inc., a privately held dental supply company in California for 25 years. He is a graduate of Arizona State University.

Family Relationships

There are no family relationships between or among the above directors, executive officers or persons nominated or charged by us to become directors or executive officers.

Conflicts of Interest

Certain potential conflicts of interest are inherent in the relationships between our officers and directors and us.

From time to time, one or more of our affiliates may form or hold an ownership interest in and/or manage other businesses both related and unrelated to the type of business that we own and operate.  These persons expect to continue to form, hold an ownership interest in and/or manage additional other businesses which may compete with our business with respect to operations, including financing and marketing, management time and services and potential customers. These activities may give rise to conflicts between or among the interests of us and other businesses with which our affiliates are associated.  Our affiliates are in no way prohibited from undertaking such activities, and neither us nor our shareholders will have any right to require participation in such other activities.

Further, because we intend to transact business with some of our officers, directors and affiliates, as well as with firms in which some of our officers, directors or affiliates have a material interest, potential conflicts may arise between the respective interests of us and these related persons or entities.  We believe that such transactions will be effected on terms at least as favorable to us as those available from unrelated third parties.

With respect to transactions involving real or apparent conflicts of interest, we have adopted policies and procedures which require that: (i) the fact of the relationship or interest giving rise to the potential conflict be disclosed or known to the directors who authorize or approve the transaction prior to such authorization or approval, (ii) the transaction be approved by a majority of our disinterested outside directors, and (iii) the transaction be fair and reasonable to us at the time it is authorized or approved by our directors.

Our policies and procedures regarding transactions involving potential conflicts of interest are not in writing.  We understand that it will be difficult to enforce our policies and procedures and will rely and trust our officers and directors to follow our policies and procedures.  We will implement our policies and procedures by requiring the officer or director who is not in compliance with our policies and procedures to remove himself and the other officers and directors will decide how to implement the policies and procedures, accordingly.

LEGAL PROCEEDINGS

The Company is not aware of any legal proceedings in which any director, officer, or any owner of record or beneficial owner of more than five percent of any class of voting securities of the Company, or any affiliate of any such director, officer, affiliate of the Company, or security holder, is a party adverse to the Company or has a material interest adverse to the Company.

Compliance with Section 16(a) of the Securities Exchange Act of 1934

Section 16(a) of the Securities Exchange Act of 1934 requires the Company’s directors and executive officers and persons who own more than ten percent of a registered class of the Company’s equity securities to file with the SEC initial reports of ownership and reports of changes in ownership of common stock and other equity securities of the Company.  Officers, directors and greater than ten percent shareholders are required by SEC regulations to furnish the Company with copies of all Section 16(a) forms they file.

During the most recent fiscal year, to the Company’s knowledge, the following delinquencies occurred:

Name	No. of Late Reports	No. of Transactions Reported Late	No. of Failures to File
Gerald A. DeCiccio	0	0	0
R. Douglas Barton	0	0	0
James Barton	0	0	0

BOARD OF DIRECTORS’ MEETINGS AND COMMITTEES

Board Meetings

During the fiscal year ended June 30, 2011, our Board of Directors held 1 meeting. Our Board of Directors has not established any committees.  During fiscal 2011, all directors attended all of the meetings of our Board of Directors.

Committees of the Board of Directors

Our Board of Directors presently consists of only two individuals, Mr. Gerald A. DeCiccio and Mr. R. Douglas Barton.  As such, our Board of Directors has not established any committees of the Board of Directors.  All matters relating to audit, compensation and nominations are considered and acted upon by the Board of Directors.  Following the Closing, no assurance can be given that our Board of Directors will establish any committees.

Nominee Recommendation Procedures

Our Board of Directors has not established a formal process for stockholders to nominate directors or to send communications to members of the Board of Directors.  As of the date of this filing, our Board of Directors has never received any nominations from stockholders.  Any stockholder may send a communication or nomination to any member of the Board of Directors to our address at 92 Corporate Park, C-141, Irvine, CA 92606 Attn: President.  If we receive a communication, it will be forwarded to the relevant member of our Board of Directors, and if we receive a director nomination, it will be forwarded to the entire Board of Directors.

Director Independence

Our Board of Directors currently consists of two individuals, Mr. Gerald A. DeCiccio and Mr. R. Douglas Barton.  Mr. DeCiccio is currently our President, Secretary and Chief Financial Officer and Mr. Barton was previously one of our executive officers.  As such neither Mr. DeCiccio nor Mr. Barton is considered independent under the definition of independence used by any national securities exchange or any inter-dealer quotation system.

EXECUTIVE COMPENSATION

The following sets forth information with respect to the compensation awarded or paid to Gerald DeCiccio, our current President and Chief Executive Officer, Chief Financial Officer and Secretary, R. Douglas Barton, our former President, Chief Executive Officer and Chief Financial Officer, and James Barton, our former Vice President and Secretary for all services rendered in all capacities to us in fiscal years ended November 30, 2011, 2010 and 2009.

Summary Compensation Table

The following table sets forth information regarding each element of compensation that we paid or awarded to our named executive officers for the fiscal years ended fiscal years ended November 30, 2011, 2010 and 2009.

Name and Principal Position	Fiscal Year	Salary($)	Bonus($)	All Other Compensation ($)	Total($)
Gerald DeCiccio (1)	2011	$0	$0	$0	$0
President and	2010	$0	$0	$0	$0
Chief Executive Officer

R. Douglas Barton (2)	2011	$0	$0	$0	$0
Former CEO, CFO and	2010	$0	$0	$0	$0
COA	2009	$0	$0	$0	$0

James Barton (2)	2011	$0	$0	$0	$0
Former VP and Secretary	2010	$0	$0	$0	$0
	2009	$0	$0	$0	$0

(1) On February 9, 2012, we acquired Cerebain in a reverse acquisition transaction and, in connection with that transaction, Mr. DeCiccio was appointed as our President, Chief Executive Officer, Chief Financial Officer and Secretary.  During Cerebain’s fiscal years ended June 30, 2011 and 2010 Cerebain paid Mr. DeCiccio $13,570 and $0, respectively.

(2) R. Douglas Barton and James Barton resigned as executive officers of the Company, effective February 9, 2012.

Outstanding Equity Awards at Fiscal Year-End Table

The following table sets forth certain information concerning outstanding stock awards held by the Named Executive Officers for our fiscal year ended November 30, 2011:

	Option Awards					Stock Awards
Name	Number of Securities Underlying Unexercised Options (#) Exercisable	Number of Securities Underlying Unexercised Options (#) Unexercisable	Equity Incentive Plan Awards: Number of Securities Underlying Unexercised Unearned Options (#)	Option Exercise Price ($)	Option Expiration Date	Number of Shares or Units of Stock That Have Not Vested (#)	Market Value of Shares or Units of Stock That Have Not Vested ($)	Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights That Have Not Vested (#)	Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units or Other Rights That Have Not Vested ($)

Gerald A. DeCiccio	-0-	-0-	-0-	N/A	N/A	-0-	-0-	-0-	-0-

R. Douglas Barton (1)	-0-	-0-	-0-	N/A	N/A	-0-	-0-	-0-	-0-

James Barton (1)	-0-	-0-	-0-	N/A	N/A	-0-	-0-	-0-	-0-

(1)

Former executive officer.

Employment Agreements

Currently, none of our officers or directors is subject to an employment agreement.  However, Cerebain does have a consulting agreement with Mr. Gerald A. DeCiccio, its and our sole officer and director, under which we compensate Mr. DeCiccio $5,000 per month plus medical benefits.  This contract, as amended on January 1, 2012, is for twenty-four (24) months beginning January 2012 (“Initial Term”), automatically renews for two (2) successive twelve (12) month terms after the Initial Term (“Renewal Term”), and can be terminated with six month notice during the Renewal Term.

Compensation of Directors

Our directors do not receive any compensation for serving as directors.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS,

AND DIRECTOR INDEPENDENCE

Transactions with Related Persons

Other than as set forth below, Discount Dental has not entered into or been a participant in any transaction in which a related person had or will have a direct or indirect material interest in an amount that exceeds the lesser of $120,000 or 1% of the average of the Company’s total assets for the last three completed fiscal years.

On January 17, 2012, Discount Dental entered into a Spinoff Agreement with R. Douglas Barton, who was one of its officers and directors, as well as its largest shareholder, under which it agreed to sell all of its assets in exchange for all of its liabilities and the return by Mr. Barton of 6,000,000 shares of Discount Dental’s common stock.  This transaction closed on February 9, 2012.  As a result of the Spinoff Agreement Discount Dental ceased to be a company engaged in the disposable dental products market.  The Spinoff Agreement was approved by a majority of Discount Dental’s shareholders and a majority of Discount Dental’s non-interested shareholders.

On June 10, 2010, Discount Dental’s wholly-owned subsidiary, Cerebain, entered into a Patent License Agreement with Dr. Surinder Singh Saini, MD, under which it acquired the exclusive rights to certain intellectual property related to using omentum for treating dementia conditions.  Under the agreement Cerebain issued Dr. Saini 6,600,000 shares of its common stock, restricted in accordance with Rule 144.  As a result Dr. Saini became Cerebain’s largest shareholder.  As a result of the Share Exchange transaction Dr. Saini is now one of our largest shareholders.  The agreement also provides for a one-time payment of $50,000 due within ninety (90) days of the date of signing (as of the date of this filing, the one-time payment is fully paid), and a royalty payment of six (6) percent of the value of the net sales, as defined, generated from the sale of licensed products.  The agreement also provides for yearly minimum royalty payments of $50,000 for each of the fourth, fifth, and sixth anniversary of the date of the agreement, and a yearly minimum royalty payment of $100,000 for each year thereafter during the term of the agreement.  The term of the agreement shall continue until the patent in the intellectual property expires, unless terminated sooner under the provisions of the agreement, as defined.

In fiscal year 2011, Cerebain borrowed $19,490 from a stockholder for working capital purposes.  The note payable pays no interest and is unsecured.  As of the date of this filing, the note payable has been repaid.

Cerebain has a consulting agreement with our officer, director, and stockholder under which he is compensated $5,000 per month, plus medical benefits.  This contract, as amended on January 1, 2012, is for twenty-four (24) months beginning January 2012 (“Initial Term”), automatically renews for two (2) successive twelve (12) month terms after the Initial Term (“Renewal Term”), and can be terminated with six month notice during the Renewal Term.

Cerebain has a consulting agreement with stockholder to provide accounting and administrative support, under which she is compensated $1,500 per month.  This contract is for twelve (12) months beginning September 2010 (“Initial Term”), automatically renews for one (1) successive twelve (12) month term after the Initial Term (“Renewal Term”), and can be terminated with six month notice during the Renewal Term.

Cerebain has consulting agreements with two (2) of our stockholders, under which we compensate each of these stockholders $10,000 per month plus medical benefits.  These contracts, as amended on January 1, 2012, are for twenty-four (24) months beginning January 2012 (“Initial Term”), automatically renew for two (2) successive twelve (12) month terms after the Initial Term (“Renewal Term”), and can be terminated with six month notice during the Renewal Term.

There have been no other significant transactions as of December 31, 2011.

Director Independence

We do not have any independent directors. Because our common stock is not currently listed on a national securities exchange, we have used the definition of “independence” of The NASDAQ Stock Market to make this determination.  NASDAQ Listing Rule 5605(a)(2) provides that an “independent director” is a person other than an officer or employee of the company or any other individual having a relationship which, in the opinion of the company’s Board of Directors, would interfere with the exercise of independent judgment in carrying out the responsibilities of a director.  The NASDAQ listing rules provide that a director cannot be considered independent if:

•

the director is, or at any time during the past three years was, an employee of the company;

•

the director or a family member of the director accepted any compensation from the company in excess of $120,000 during any period of 12 consecutive months within the three years preceding the independence determination (subject to certain exclusions, including, among other things, compensation for board or board committee service);

•

a family member of the director is, or at any time during the past three years was, an executive officer of the company;

•

the director or a family member of the director is a partner in, controlling stockholder of, or an executive officer of an entity to which the company made, or from which the company received, payments in the current or any of the past three fiscal years that exceed 5% of the recipient’s consolidated gross revenue for that year or $200,000, whichever is greater (subject to certain exclusions);

•

the director or a family member of the director is employed as an executive officer of an entity where, at any time during the past three years, any of the executive officers of the company served on the compensation committee of such other entity; or

•

•

the director or a family member of the director is a current partner of the company’s outside auditor, or at any time during the past three years was a partner or employee of the company’s outside auditor, and who worked on the company’s audit.

Mr. DeCiccio is not considered independent because he is an executive officer of the Company.  Mr. Barton is not considered independent since he was one of the executive officers until February 9, 2012.

We do not currently have a separately designated audit, nominating or compensation committee.

Dated: February 24, 2012	By order of the Board of Directors

/s/ Gerald A. DeCiccio
Gerald A. DeCiccio, President and Director